Mail Stop 4561
via fax: (651) 767-4940

February 28, 2008

Harry Debes
President and Chief Executive Officer
Lawson Software, Inc.
380 St. Peter Street
St. Paul, MN 55102

> **Re:** **Lawson Software, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2007**
> **Filed July 30, 2007**
> **Form 10-Q for Quarter Ended November 30, 2007**
> **Filed January 8, 2008**
> **Forms 8-K filed July 27, 2007, October 4, 2007 and January 7, 2008**
> **File No. 000-51942**

Dear Mr. Debes:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended May 31, 2007

Consolidated Statements of Operations, page F-4

1. We note from you disclosures on page F-10 that for software arrangements that includes a software license and services that are considered essential to the

functionality of your software products, revenue is recognized using contract accounting and the percentage of completion method based on labor hours input. Tell us how you classify revenues from these arrangements, as well as arrangements where VSOE of fair value for any undelivered elements has not been established, in your statement of operations (license fees, maintenance, or consulting) and your justification for your presentation. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the statement of operations, your presentation should include separate revenue, and related cost of revenue, line items for such bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.   We note on page 7 that your Lawson Human Capital Management On-Demand is a new software as a service offering. Please clarify the terms of your arrangements that include this software including how your revenue recognition policy complies with the guidance under EITF 00-3. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware.

3.   We note from your disclosures on page F-11 that VSOE of fair value for maintenance and support services is based on the renewal rate for continued maintenance and support agreements. In an August 13, 2001 correspondence you indicated that the VSOE was based on substantive annual renewal rates in accordance with paragraph 57 of SOP 97-2. Please confirm that the Company continues to include stated renewal rates in all your license arrangements. Also, tell us how you determine that such rates are "substantive" and tell us what percentage of your customers actually renews at the stated rates. In addition, we note from the disclosures on page 12 of your November 30, 2007 Form 10-Q that during the latter part of fiscal 2007, the Company adopted a new process for renewing maintenance contracts such that a large percentage of your customers renew on June 1 of each year rather than on various dates over the course of the year. Tell us what impact, if any, this change had on your timing of revenue recognition and/or your ability to establish VSOE of fair value for arrangements that include maintenance and support services. For instance, tell the initial term for the maintenance and support services included in a contract entered into in

Harry Debes
Lawson Software, Inc.
February 28, 2008
Page 3

December, for example, and tell us how you determine VSOE for such arrangement.

Note 3. Restructuring, page F-21

4.   We note that in February 2007, the Company's management completed a "roadmap for optimizing the Company's productivity" which includes the reduction of approximately 350 employees over the course of fiscal 2008. We further note that in conjunction with this "roadmap" the Company recorded a charge of $11.9 million in accordance with SFAS 112. Please explain further what postemployment benefits the employees will receive and tell us how you determined that SFAS 112 is the appropriate guidance to account for such benefits. In this regard, tell us whether your roadmap plan includes one-time termination benefits and if so, tell how you considered the guidance in SFAS 146 in accounting for such benefits.

Note 4. Business Combinations, page F-23

5.   We note your reference to a third-party valuation firm in determining the fair value of the customer claims and disputes related to the acquisition of Intentia. If you choose to rely on an independent third party, you should identify the independent firm and include the expert's consent when the reference is included in a filing in the 1933 Act environment. In this regard, it appears that this Form 10-K may be incorporated by reference into your Form S-3 filed August 16, 2007 and your Forms S-8 filed April 28, 2006. Please tell us how you considered the guidance in Rule 436(b) of Regulation C and how you intend to comply with such guidance.

Note 5. Stock-based Compensation

Employee Stock Purchase Plan, page F-33

6.   We note that prior to April 2006, the employee stock purchase plan (ESPP) expense was calculated using the Black-Scholes method (similar to stock option grants) and as of April 1, 2006, the ESPP plan was amended and the expense is now calculated as the 15% difference between the price paid by employees and the fair market value of the common stock at the end of each quarter of the offering period. We further note, however, that prior to April 2006 the Company accounted for stock-based employee compensation pursuant to APB 25 and according to Note 13 of your 2006 Form 10-K, the previous ESPP plan was intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the IRS Code of 1986. Accordingly, it would appear that pursuant to paragraph 7 of APB 25, the previous plan would be considered noncompensatory. Therefore, please clarify your current disclosures. In this

regard, please confirm that prior to adopting SFAS 123R you calculated the ESPP expense using the Black-Scholes method and currently (under SFAS 123R) you calculate such expense using the intrinsic value method. Also, tell us the amount of such expense recorded for each period presented (under both APB 25 and SFAS 123R).

Form 10-Q for the Quarter Ended November 30, 2007

Note 1. Nature of Business and Basis of Presentation

Marketable Securities and Long-Term Investments, page 8

7.   We note that during the second quarter of fiscal 2008 the Company recorded an impairment charge to your auction rate securities portfolio of $4.2 million and you reclassified the remaining carrying value of $58.7 million from short-term investments to long-term investments as the auctions have been unsuccessful and these securities are not currently liquid. We further note that the write-down was based, in part, on market information provided by the broker-dealer managing the Company's investments. Please describe the methodology used in fair valuing your auction rate securities portfolio. If various assumptions were used in determining such values, then please tell us how you considered including a discussion of such assumptions and the impact that changes in the assumptions/estimates could have on your financial statements and the effect of changes in such estimates in your critical accounting policy disclosure.

Forms 8-K filed July 27, 2007, October 4, 2007 and January 7, 2008

8.   We note your use of non-GAAP measures under Item 9.01 of the Forms 8-K noted above, which exclude a number of recurring items. We remind you that Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the Non-GAAP FAQ) states that while there is no prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. We believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related Non-GAAP FAQ to demonstrate the usefulness of your non-GAAP financial measures. Your current disclosure regarding the reasons for presenting this non-GAAP measure appears overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Given the nature of the recurring items you are removing, it is unclear how your non-GAAP measures comply with the Non-GAAP FAQ and Item 10(e) of Regulation S-K. In this regard, your discussion should specifically explain why each item is being eliminated and provide a more thorough

explanation of what each item represents. For example, it is unclear how the elimination of non-cash charges such as the amortization of acquired intangible assets provides a useful measure of performance when your operations benefit from these acquired intangible assets. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. Please ensure that your response addresses our above concerns, and if you propose to change your disclosures, please provided us with your proposed disclosure.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, Senior Staff Accountant, at (202) 551-3406 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief